SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 8)

                  Under the Securities Exchange Act of 1934

                                 Tom Brown, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    11566020
                                 (CUSIP Number)

                                Annabel M. Jones
                Assistant General Counsel - Corporate Affairs
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                           (918) 591-1718 (facsimile)

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              December 31, 2001
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box. [ ]


CUSIP No.  11566020

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



1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            Compression, Inc.; 73-1424038

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b) X

3)   SEC Use Only

4)   Source of Funds (See Instructions)  AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place or Organization - Oklahoma

7) Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power - 2,977,100

8) Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power - -0-

9) Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power - 2,977,100

10) Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power - -0-

11)  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person -
     2,977,100

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)  Percent of Class Represented by Amount in Row (11)- 7.62%

14)  Type of Reporting Person (See Instructions) CO

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


                       Amendment to Statement on Schedule 13D

      This Amendment No. 8 to Statement on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D dated September 10, 1998, as amended on October 1, October 6, October 9, October 19, 1998, November 19, 1999, February 14, 2001 and December 27, 2001 (the "Statement") of Compression, Inc., an Oklahoma corporation ("Compression") and a wholly-owned subsidiary of Samson Investment Company ("Samson"), with respect to shares of the common stock, par value of $.10 per share (the "Common Stock") of Tom Brown, Inc., a Delaware corporation ("Issuer"). Capitalized terms used but not defined herein are defined in the Statement and are used herein with the same meanings ascribed thereto in the Statement.


Item 5.     Interest in Securities of the Issuer

(a)   See Line 11 on cover page of this Form 13D.

(b)   See Lines 7 through 10 on cover page of this Form 13D.

      (c) The following chart sets forth sales of Common Stock in Issuer made by Compression since the filing date of its Amendment No. 7 to Schedule 13D on December 27, 2001. All of such sales were made in brokerage transactions through the open market. The percentage of ownership disclosed below is based on 39,083,199 outstanding shares, the number of outstanding shares in Issuer as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

                                                         Total
                                                         Shares          %
No. of Shares     Price Per Share          Date          Owned         Owned
-------------     ---------------          ----          -----         -----

      100            $ 26.15             12/21/01       see below    see below
    5,200              26.17             12/21/01       see below    see below
    3,200              26.19             12/21/01       see below    see below
    6,000              26.20             12/21/01       see below    see below
    1,800              26.21             12/21/01       see below    see below
    2,200              26.24             12/21/01       see below    see below
   10,000              26.25             12/21/01       see below    see below
   10,000              26.30             12/21/01       see below    see below
    2,400              26.29             12/21/01       see below    see below
    5,900              26.30             12/21/01       see below    see below
    1,200              26.31             12/21/01       see below    see below
      500              26.32             12/21/01       see below    see below
    4,700              26.34             12/21/01       see below    see below
    2,700              26.35             12/21/01       see below    see below
    1,500              26.36             12/21/01       see below    see below
      200              26.37             12/21/01       see below    see below
      900              26.38             12/21/01       see below    see below

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

                                                         Total
                                                         Shares          %
No. of Shares     Price Per Share          Date          Owned         Owned
-------------     ---------------          ----          -----         -----


    5,100              26.35             12/21/01       see below    see below
      600              26.40             12/21/01       see below    see below
    1,000              26.39             12/21/01       3,130,400        8.01%
    3,400              26.35             12/24/01       see below    see below
      800              26.36             12/24/01       see below    see below
      100              26.37             12/24/01       see below    see below
    2,500              26.39             12/24/01       see below    see below
    1,500              26.40             12/24/01       see below    see below
      100              26.41             12/24/01       see below    see below
    4,800              26.44             12/24/01       see below    see below
      100              26.49             12/24/01       see below    see below
    9,000              26.44             12/24/01       see below    see below
    1,000              26.49             12/24/01       see below    see below
    1,500              26.49             12/24/01       see below    see below
    5,500              26.50             12/24/01       see below    see below
      600              26.51             12/24/01       see below    see below
      900              26.53             12/24/01       see below    see below
    1,500              26.55             12/24/01       see below    see below
    1,400              26.55             12/24/01       see below    see below
    2,000              26.56             12/24/01       see below    see below
    2,100              26.60             12/24/01       see below    see below
    1,800              26.61             12/24/01       see below    see below
      100              26.62             12/24/01       see below    see below
    2,600              26.64             12/24/01       see below    see below
      700              26.59             12/24/01       see below    see below
    5,000              26.60             12/24/01       see below    see below
      500              26.61             12/24/01       see below    see below
      200              26.63             12/24/01       see below    see below
      200              26.64             12/24/01       see below    see below
    3,400              26.65             12/24/01       3,077,100        7.87%
    8,200              26.89             12/26/01       see below    see below
    1,100              26.91             12/26/01       see below    see below
    8,700              26.69             12/26/01       see below    see below
    1,000              26.70             12/26/01       see below    see below
      300              26.86             12/26/01       see below    see below
      100              26.81             12/26/01       see below    see below
      100              26.82             12/26/01       see below    see below
      100              26.83             12/26/01       see below    see below
      100              26.84             12/26/01       see below    see below
      100              26.85             12/26/01       see below    see below
    1,200              26.86             12/26/01       see below    see below
      300              26.87             12/26/01       see below    see below
    1,600              26.88             12/26/01       3,054,200        7.81%

                                      -4-
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                                                         Total
                                                         Shares          %
No. of Shares     Price Per Share          Date          Owned         Owned
-------------     ---------------          ----          -----         -----

    4,800              26.79             12/27/01       see below    see below
    1,000              26.80             12/27/01       see below    see below
      600              26.84             12/27/01       see below    see below
    3,600              26.85             12/27/01       see below    see below
    1,000              26.88             12/27/01       see below    see below
    2,500              26.75             12/27/01       see below    see below
    5,000              26.76             12/27/01       see below    see below
    2,200              26.77             12/27/01       see below    see below
    7,700              26.78             12/27/01       see below    see below
    1,600              26.79             12/27/01       see below    see below
    1,000              26.80             12/27/01       3,023,200        7.74%
      700              26.89             12/28/01       see below    see below
    5,100              26.94             12/28/01       see below    see below
    1,600              26.95             12/28/01       see below    see below
    1,700              26.96             12/28/01       see below    see below
    1,500              26.97             12/28/01       see below    see below
      100              26.99             12/28/01       see below    see below
    7,900              26.99             12/28/01       see below    see below
      300              27.01             12/28/01       see below    see below
    1,800              27.03             12/28/01       see below    see below
   10,000              27.04             12/28/01       see below    see below
    2,000              26.85             12/28/01       see below    see below
    2,200              28.87             12/28/01       see below    see below
      800              26.88             12/28/01       see below    see below
   10,000              27.09             12/28/01       see below    see below
      400              26.89             12/28/01       2,977,100        7.62%


      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      (e)   Not applicable.



Item 7.     Material to Be Filed as Exhibits

            None

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








Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 7, 2002

Signature         /s/ Dennis R. Neill
                  -------------------

Name/Title:       Dennis R. Neill
                  President
                  Compression, Inc.



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